SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                               DYNAMIC I-T, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common

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                         (Title of Class of Securities)


                                   266787P108

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                                 (CUSIP Number)


Complex Holdings, Ltd.,  15 St. Helens Place, London, England, EC3A 6DE
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 26787P108                 13D                   Page 2   of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Complex Holdings, Ltd.
Tax ID#: None

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

Corporate Assets

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

U.K.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF    30,400,000 shares of common stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
               0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING    30,400,000 shares of common stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
               0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


30,400,000 shares of common stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

RN - Complex Holdings, Ltd.

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26787P108                   13D                   Page 3 of  5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to common shares of Dynamic I-T, Inc. and is an initial
Schedule 13d by the Reporting Party.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Complex Holdings, Ltd.

     (b)  Principal Place of Business - Complex Holdings, Ltd.
                                        15 St. Helens Place
                                        London, England, EC3A 6DE

     (c)  Occupation - Holding Company

     (d) The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

     (f)  Citizenship:   U.K.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Consideration consisted of delivery of shares of Banknet Kft. $200,000 which was furnished by Granuaile Logistic Technology, PLC in consideration for a private placement of shares.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire Banknet Kft., a Hungarian corporation.

    (a) On February 14, 2000, reporting party completed a Share Purchase Agreement for 30,400,000 shares to Complex Holdings, Ltd.

     (b) The Company previously terminated its attempt to enter the satellite news broadcast business. The new control shareholder, Complex Holdings, Ltd. intends to transfer to issuer, Banknet Kft., a Hungarian company which provides connectivity to broadband high speed communication networks for the European market. The issuer markets the service to businesses and banks.

     (c) No sale or transfer of a material amount of assets of issuer is contemplated.

     (d) There has been a change in the management. Two new directors have been appointed as of February 14, 2000, Patrick Doyle and Brian O'Dell. Four new Directors of the Company will be appointed effective after compliance with Section 14f under the Securities & Exchange Act of 1934. Robert Clautice, M.R. Reeves and Redgie Green will resign as directors after the Section 14f notice to shareholders.

     (e) No material change is proposed in capitalization or dividend policy at this time.

     (f) At this time, material changes in corporate structure have occurred by acquisition of Banknet Kft. as a wholly owned subsidiary. The Company will engage in a new business as described in an 8-K filed concurrently herewith.

     (g) There are no changes proposed in the issuer's charter, Bylaws, or other instruments corresponding thereto.

     (h) No plans exist which would cause a class of securities to be delisted from any exchange or cease to be quoted.

     (i) No plans exist for any class of equity securities becoming eligible for termination of listing pursuant to 12(g)(4) of the Act.

     (j)  Not applicable.

CUSIP No. 26787P108                   13D                   Page 4 of  5 Pages


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 30,400,000 common shares (94%) of issuer are purchased by the Reporting Party.

     (b) Reporting Party has sole power to vote 30,400,000 shares of common stock.

     (c) No other transactions in common securities of Dynamic I-T, Inc. were effected by reporting persons in the past 60 days.

     (d)  Not applicable.

     (e) After the Purchase Transaction is completed, the Reporting Party will own less than 5% of Issuers shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in response to Items 4 and 5 is incorporated herein, together with the terms and conditions of the Share Purchase Agreement, attached as an Exhibit.

The Company appointed Patrick Doyle and Brian O'Dell as directors on February 14, 2000 and will appoint Raymond F. King, Melvyn Quiller, Chafe Omar Abou Richeh, and Ahmed Abdulla Mannai as directors upon compliance with Section 14f of the Securities & Exchange Act of 1934, at which time M.R. Reeves, Redgie Green, and Robert Clautice will resign.

No other voting arrangements, proxies, or other agreements exist at this time.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1 - Share Purchase Agreement

________________________________________________________________________________

CUSIP No.  26787P108                   13D                   Page 5 of  5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 3, 2000
                                        ----------------------------------------
                                                         (Date)

                                        Complex Holdings, Ltd.

                                        By:/s/ Patrick Doyle
                                        ----------------------------------------
                                                       (Signature)


                                        Patrick Doyle, Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).